EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE June 24, 2014
ITEM 3.	NEWS RELEASE Issued June 25, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company announced today that the Company’s shareholders have elected John W. Sabine as an independent director. Mr. Sabine is one of Canada’s best known mining attorneys with over 40 years of legal expertise in mining, corporate reorganizations, securities, financings, and mergers and acquisitions. He has also served as a director of a number of successful public resource companies.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 25th day of June of 2014.

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 25, 2014

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada…Seabridge Gold today provided the results of its annual general meeting of shareholders held on June 24, 2014. A total of 36,970.318 common shares were voted at the meeting, representing 81.11% of the issued and outstanding common shares of the corporation. All matters presented for approval at the meeting were duly authorized and approved, as follows:

1.	Election of all management nominees to the board of directors of the corporation;
2.	Appointment of KPMG LLP as auditor of the corporation for the ensuing year;
3.	Authorization of the directors to fix the auditors remuneration;
4.	Approval of certain option grants to directors of the Corporation, including a grant to a new director.
5.	Approval of the Restricted Share Unit Plan of the Corporation and grants under such Plan.

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	Percentage For	Percentage Withheld
A. Frederick Banfield	21,615,094	3,832,793	84.94%	15.06%
D. Scott Barr	25,196,586	251,301	99.01%	0.99%
Thomas C. Dawson	25,290,775	157,111	99.38%	0.62%
Eliseo Gonzalez-Urien	25,037,591	410,296	98.39%	1.61%
Richard C. Kraus	25,243,614	204,272	99.20%	0.80%
Jay S. Layman	25,063,893	383,993	98.49%	1.51%
John W. Sabine	25,249,702	198,184	99.22%	0.78%
Rudi P. Fronk	25,093,700	354,187	98.61%	1.39%

A total of 11,522,432 shares were “non-votes” under U.S. proxy rules and were not cast with respect to the election of each of the directors.

Of the eight above-listed directors, seven were re-elected to the Board. The new director, John W. Sabine, is one of Canada’s best known mining attorneys with over 40 years of legal expertise in mining, corporate reorganizations, securities, financings, and mergers and acquisitions. He has also served as a director of a number of successful public resource companies.

Commenting on the Seabridge Board, Chairman and CEO Rudi Fronk noted that “the Company has now added four new directors in the past three years, all of whom have extensive experience in the mining industry. John Sabine brings to the Board considerable depth of experience in the execution of major mining transactions such as joint ventures, acquisitions and divestitures. With our stated goal of transitioning KSM from a 100% owned asset to a joint venture with a major mining company, his experience will be invaluable.”

Retiring at this year’s annual meeting was Louis J. Fox who had served the Company as a Director since 1999. “For the past fourteen plus years, Louis has served Seabridge’s shareholders well. On behalf of the Board and all of our shareholders, I would like to thank Louis for his dedication and contribution to the Company. I am pleased to note that Louis has agreed to continue in a consulting role,” said Mr. Fronk.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net